

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510


05007847

May 2nd, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 03 2005
WASH. D.C. 202 SECTION

SUPPL

COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC
20549
U.S.A

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 – 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a Corporation's interim report to shareholders for the period ended March 31, 2005 which has been filed with Canadian securities commissions.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Debbie Hill for

Innes Dey

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

LINDSEY MORDEN GROUP INC.




SEC MAIL PROCESSING
RECEIVED
MAY 03 2005
WASH., D.C.
202
SECTION

INTERIM REPORT

For the three months ended
March 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The purpose of this MD&A is to give a narrative explanation of the consolidated performance of Lindsey Morden Group Inc. (the "Company") during the first quarter of 2005. It is intended to supplement the unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2005 and should be read in conjunction with them. It updates the MD&A for the fiscal year ended December 31, 2004 on pages 11 to 25 of the Company's 2004 Annual Report. The Company's unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars.

The Company is a holding company which conducts its business through its directly and indirectly held Cunningham Lindsey subsidiaries. Reference in this MD&A to: operations in Canada refer to Cunningham Lindsey Canada Limited; Cunningham Lindsey U.S. Inc. or operations in the United States refers to Cunningham Lindsey U.S. Inc. and its subsidiaries; Cunningham Lindsey United Kingdom or operations in the United Kingdom refers to Cunningham Lindsey United Kingdom and its subsidiaries and Claims International (Holdings) Limited and its subsidiaries; Cunningham Lindsey Europe BV or operations in Europe refers to Cunningham Lindsey Europe BV and its subsidiaries; and, Cunningham Lindsey International Limited or International operations refers to Cunningham Lindsey International Limited and its subsidiaries.

Unless otherwise noted in this MD&A, all information is given as at April 28, 2005. Additional information about the Company may be found at the Company's website, www.lindseymordengroupinc.com, and in the Company's annual information form filed on SEDAR which can be found at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Readers should not rely on forward-looking statements as they involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Risks include but are not limited to: vulnerability of revenue to weather-related claims; competitive markets; dependency on insurance companies outsourcing claims; financial strength of customers; ability to service debt and other commitments; stability of customer relationships; continued services of personnel; legal actions; and changing legislative environments. The Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. The Company has no obligation and does not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise.

OVERALL PERFORMANCE

The Company's net earnings from continuing operations for first quarter 2005 were $5.2 million compared to a net loss of $1.5 million in first quarter 2004. Net earnings for the quarter were $5.2 million compared to a net loss of $21.1 million in first quarter 2004. The net earnings for first quarter 2005 were aided by a one-time profit from the sale of Cunningham Lindsey TES BV ("TES") in the amount of $2.9 million.

Cunningham Lindsey Canada Limited ("CL Canada") reported increased revenue and operating earnings for first quarter 2005 compared to first quarter 2004. Despite decreased claims activity regionally in Canada, CL Canada achieved increased revenue due to increased claims activity from significant weather-related events in Ontario and Quebec and the impact of the continued expansion of ENVIRONMENTAL SOLUTIONS™ Remediation Services ("ESRS").

Cunningham Lindsey U.S. Inc. ("CL US") reported increased revenue and operating earnings from continuing operations in first quarter 2005 compared to first quarter 2004. This was due to increased claims activity following four hurricanes that made landfall in the south eastern United States during the second half of 2004.

Cunningham Lindsey United Kingdom's ("CL United Kingdom") revenue and operating earnings for first quarter 2005 increased compared to the respective period in 2004. The increases were mainly due to flooding in northwest England which increased activity across a number of CL United Kingdom's product lines.

Cunningham Lindsey Europe BV ("CL Europe") reported reduced revenue and operating earnings for first quarter 2005 compared to first quarter 2004, due to reduced claims activity in the period and operational inefficiencies caused by a reorganization in the Netherlands during the quarter. On March 31, 2005 CL Europe completed the sale of Cunningham Lindsey TES BV ("TES"), a company providing surveying and claims management services for the automotive sector primarily in the Netherlands, Belgium and France. The gain on the disposal was $2.9 million.

Cunningham Lindsey International Limited's ("CL International") revenue and operating earnings for first quarter 2005 increased significantly compared to the respective period in 2004. The increases reflect increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004, improved results in various international locations and, to a lesser extent, the 2004 tsunami in Asia.

On April 1, 2005, the Company acquired the net assets of Axis USA, a well-established high-end specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, the Company added 17 employees and 2 offices to CL International's operations.

Year-to-date Corporate costs decreased compared to the same period in 2004 mainly due to favourable exchange movements, partially offset by increased insurance costs.

Cash flow and financial condition of the Company are discussed under "Cash Flow" and "Financial Condition and Liquidity", respectively.

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) from continuing operations for the three months ended March 31, 2005 and 2004 in the operating segments in which the Company operates. Also included are: interest expense, gain on disposal, provision for income taxes, net earnings (loss) from continuing operations, net earnings (loss), total assets and total long-term financial liabilities.

For the three months ended March 31	**2005**	2004
(in $000s except per share data [1])		
Revenue		
Canada	**12,997**	11,217
United States	**13,757**	12,756
United Kingdom	**49,372**	48,913
Europe	**16,480**	18,175
International	**16,423**	12,529
	109,029	103,590
Operating earnings (loss) [2]		
Canada	**354**	186
United States	**405**	(238)
United Kingdom	**4,299**	4,042
Europe	**507**	1,025
International	**7,135**	2,371
Corporate	**(1,840)**	(2,648)
	10,860	4,738
Interest	**4,952**	4,259
Gain on disposal	**(2,946)**	—
Provision for income taxes	**3,642**	1,994
Net earnings (loss) from continuing operations	**5,212**	(1,515)
Net loss from discontinued operations, net of tax	**—**	(3,843)
Net loss on disposal, net of tax	**—**	(19,731)
Reimbursement for costs	**—**	4,000
Net earnings (loss)	**5,212**	(21,089)
Basic and diluted net earnings (loss) per subordinate voting share and multiple voting share from continuing operations	**0.37**	(0.11)
Basic and diluted net earnings (loss) per subordinate voting share and multiple voting share	**0.37**	(1.53)
Total assets	**419,113**	445,850
Total long-term financial liabilities	**139,967**	143,002

[1] As at April 28, 2005, there were 12,128,256 subordinate voting and 2,172,829 multiple voting shares outstanding.

[2] Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

Revenue

Total revenue from continuing operations for first quarter 2005 was $109.0 million, an increase of $5.4 million from first quarter 2004 revenue of $103.6 million. The Canadian, United States, United Kingdom and International operations reported increases in revenue compared to first quarter 2004, which were partially offset by declines in revenue reported by the European operations.

The Canadian operation's first quarter 2005 revenue of $13.0 million increased by $1.8 million from first quarter 2004. Increased revenue was due to increased claims activity from significant weather-related events in Ontario and Quebec and the impact of the continued expansion of ESRS.

Revenue from continuing operations in the United States operations of $13.8 million for first quarter 2005 increased by $1.0 million from first quarter 2004. In local currency, revenue from the United States operations was U.S.$11.2 million for first quarter 2005, an increase of U.S.$1.5 million from first quarter 2004. The increase in revenue was primarily attributable to increased claims activity following four hurricanes that hit the south eastern United States during the second half of 2004.

Revenue from the discontinued United States third party claims administration business ("U.S.TPA Business") was $nil in 2005 compared to $15.0 million (U.S.$11.4 million) in first quarter 2004.

Revenue for the quarter from the United Kingdom operations was $49.4 million, an increase of $0.5 million from revenue of $48.9 million in first quarter 2004. In local currency, revenue from the United Kingdom operations was £21.3 million for first quarter 2005, an increase of £1.1 million from first quarter 2004. The increase in revenue for the quarter was primarily due to flooding in northwest England which increased activity across a number of CL United Kingdom's product lines.

Revenue for the quarter from the European operations was $16.5 million, a decrease of $1.7 million from first quarter 2004. In local currency, revenue from the European operations was €10.3 million for first quarter 2005, a decrease of €0.8 million from first quarter 2004. The decrease in revenue was mainly due to reduced claims activity and operational inefficiencies caused by a reorganization in the Netherlands during the quarter.

Revenue from the International operations increased $3.9 million from $12.5 million in first quarter 2004 to $16.4 million in first quarter 2005. In local currency, revenue from the International operations was £7.1 million for first quarter 2005, an increase of £1.9 million compared to first quarter 2004. The increases reflect increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004, increased activity in various international locations and, to a lesser extent, the 2004 tsunami in Asia.

Operating earnings (loss)

The most significant component of operating costs is the cost of salaries and benefits of fee earners which is correlated to revenue increases and decreases.

Operating earnings from continuing operations for first quarter 2005 were $10.9 million (10.0% of revenue) as compared to $4.7 million (4.6% of revenue) for first quarter 2004. Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses.

Operating earnings for the quarter for the Canadian operations of $0.4 million increased $0.2 million from $0.2 million for the same period in 2004. The increase in operating earnings was due to the increased revenue noted above, partially offset by lower claims activity outside of Ontario and Quebec and the costs of opening new ESRS branches in Calgary and Edmonton.

The United States operations reported operating earnings from continuing operations of $0.4 million for first quarter 2005 compared to a loss of $0.2 million in first quarter 2004. In local currency, operating earnings were U.S.$0.3 million in first quarter 2005 compared to an operating loss of U.S.$0.2 million in first quarter 2004. Improved operating results were due to the increased revenue noted above, partially offset by higher computer system related expenses.

During first quarter 2004, the discontinued U.S.TPA Business reported an operating loss of $3.8 million (U.S.$2.9 million) in 2004. The U.S.TPA business was disposed of on March 15, 2004.

The United Kingdom operating earnings of $4.3 million for the quarter increased $0.3 million compared to earnings of $4.0 million in first quarter 2004. In local currency, operating earnings of £1.9 million in first quarter 2005 were £0.2 million above first quarter 2004. Increased operating earnings were primarily due to the higher revenue noted above.

Operating earnings for the European operations were $0.5 million, a decrease of $0.5 million from earnings of $1.0 million in first quarter 2004. In local currency, operating earnings of €0.3 million in first quarter 2005 decreased €0.3 million compared to first quarter 2004. The decrease in operating earnings reflects the reduced revenue noted above, partially offset by cost reductions during first quarter 2005 as compared to first quarter 2004 and operational inefficiencies caused by a reorganization in the Netherlands in the quarter.

Operating earnings for the International operations for the quarter were $7.1 million, an increase of $4.7 million compared to earnings of $2.4 million in first quarter 2004. In local currency, operating earnings of £3.1 million in first quarter 2005 increased £2.1 million compared to earnings in first quarter 2004. Increased operating earnings reflect International's increased hurricane activity in the Caribbean noted above and reduced costs for the quarter.

Corporate operating losses are from selling, general and administration expenses. Corporate operating losses for first quarter 2005 were $1.8 million compared to losses of $2.6 million in first quarter 2004. The decrease in Corporate operating losses for the quarter was primarily due to favourable exchange movements, partially offset by increased insurance costs.

Net earnings (loss)

Net earnings from continuing operations for the quarter were $5.2 million (earnings of $0.37 per share) compared to a net loss in first quarter 2004 of $1.5 million (loss of $0.11 per share). Net earnings for the quarter were $5.2 million (earnings of $0.37 per share) compared to the first quarter 2004 net loss of $21.1 million (loss of $1.53 per share).

For continuing operations, the difference between operating earnings (loss) and net earnings (loss) is primarily due to the gain on disposal and the provision for (recovery of) income taxes. The difference between operating loss and net loss for Corporate is interest expense and income taxes.

Total interest expense in first quarter 2005 was $5.0 million, $0.7 million higher than interest expense of $4.3 million in first quarter 2004. Total interest expense in first quarter 2005 included $2.2 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.8 million of interest expense in the first quarter consisted of $2.7 million interest and issue costs amortization associated with the unsecured non-revolving loan facility and $0.1 million interest on operating lines and other credit facilities. Interest expense in first quarter 2005 was higher than first quarter 2004 due to higher debt levels and higher interest rates in 2005 compared to 2004, partially offset by a $1.3 million commitment fee charged to interest expense in first quarter 2004.

Gain on disposal of $2.9 million (€1.8 million) in first quarter 2005 relates to the gain on the disposal of TES.

An income tax provision of $3.6 million was recorded for first quarter 2005 compared to $2.0 million for the same period in 2004. Given current operating losses in Corporate, the Company did not record a future tax asset in respect of Corporate losses incurred in Canada. In addition, tax assets were not recorded in respect of Corporate losses arising in the United Kingdom, due to uncertainty as to whether exchange movements will result in taxable exchange gains in the remaining quarters of 2005. The United States operations have available net operating losses of approximately U.S.$44 million, representing a potential future tax asset of approximately U.S.$17 million. The Company has not recorded any future tax asset associated with these losses but continues to assess their value in the context of the United States operating results.

On March 15, 2004, CL US completed the sale of certain assets and liabilities of its U.S. TPA Business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI") to Broadspire Services Inc. ("Broadspire"). The results of CMI and RSKCo have been accounted for as discontinued operations. Net loss from discontinued operations in first quarter 2005 were $nil compared to a net loss of $3.8 million in first quarter 2004. Net loss on disposal incurred in first quarter 2005 was $nil. Net loss on disposal incurred in first quarter 2004 was $19.7 million and consists of: $4.8 million (U.S.$3.6 million) loss on sale of the U.S. TPA Business; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries. The net loss on disposal

recorded in first quarter 2004 differs from the estimate included in the Company's 2004 annual financial statements, of $24.6 million, due to subsequent revisions, resulting from higher than expected future errors and omissions costs and insurance premiums incurred and previously unanticipated other run-off costs.

The Company has a management services agreement with Fairfax Financial Holdings Limited ("Fairfax") pursuant to which Fairfax provides the Company with specified management services in consideration for an annual fee. During first quarter 2004, under that agreement, Fairfax agreed to reimburse the Company for $4.0 million of costs related to the disposal of the U.S. TPA Business.

CASH FLOW

Operating activities

Cash used in operating activities from continuing operations was $12.4 million during first quarter 2005 compared to cash used by operating activities of $15.9 million during first quarter 2004.

For the three months ended March 31	**2005**	2004
($000s)		
Canada	**(2,217)**	69
United States	**1,635**	(3,121)
United Kingdom	**(7,389)**	(8,205)
Europe	**(2,039)**	(2,444)
International	**1,180**	1,605
Corporate and financing costs	**(3,589)**	(3,842)
	(12,419)	(15,938)

Improved cash flow in first quarter 2005 as compared to first quarter 2004 was mainly due to the improvement in earnings year-over-year. The $4.8 million increase in cash from operating activities from continuing United States operations was due to improved earnings and favourable working capital movements.

The $2.3 million decrease in cash from operating activities from the Canadian operations was due to unfavourable working capital movements.

Operating cash flow tends to be lower in the first quarter of the year due to the impact of bonus payments and the working capital cost of servicing weather-related claims.

Investing activities

Net investment in property and equipment related to continuing operations was $0.9 million in first quarter 2005 compared to $1.4 million in first quarter 2004. The $0.5 million decrease year-over-year was due to reduced purchases of equipment in the United Kingdom and International operations.

Cash used in business acquisitions of $0.4 million in first quarter 2005 mainly related to acquiring the remaining shares of a European subsidiary.

Cash provided by business disposals of $4.2 million (€2.6 million) in first quarter 2005 related to net proceeds on disposal of TES.

Cash outflow from discontinued operations was $0.8 million in first quarter 2005 and related to cash payments of accrued liabilities recorded on disposal of the U.S. TPA Business. Cash outflow from discontinued operations of $38.9 million in first quarter 2004 included a $29.2 million outflow on the disposal of the U.S. TPA Business in 2004 and $9.1 million related to the operating cash flows of the discontinued operations. The remaining cash outflow of $0.6 million in first quarter 2004 was primarily from net investment in property and equipment.

QUARTERLY DATA

(in $000s, except per share data)	**First Quarter 2005**	Fourth Quarter 2004	Third Quarter 2004	Second Quarter 2004
Revenue	**109,029**	112,483	105,689	102,129
Net earnings (loss) from continuing operations	**5,212**	4,814	1,368	(3,151)
Net earnings (loss)	**5,212**	4,814	(1,594)	(2,896)
Net earnings (loss) from continuing operations per share	**0.37**	0.35	0.10	(0.23)
Net earnings (loss) per share	**0.37**	0.35	(0.11)	(0.21)

(in $000s, except per share data)	First Quarter 2004	Fourth Quarter 2003	Third Quarter 2003	Second Quarter 2003
Revenue	103,590	103,726	96,414	103,008
Net earnings (loss) from continuing operations	(1,515)	3,289	(1,375)	3,039
Net loss	(21,089)	(21,179)	(4,220)	(2,565)
Net earnings (loss) from continuing operations per share	(0.11)	0.24	(0.10)	0.22
Net loss per share	(1.53)	(1.54)	(0.31)	(0.19)

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. The Company seeks to mitigate the seasonal demand for its services by offering such services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

FINANCIAL CONDITION AND LIQUIDITY

Accounts receivable at March 31, 2005 increased by $1.4 million compared to December 31, 2004 to $82.0 million primarily due to increased activity in the International operations.

Goodwill at March 31, 2005 was $228.4 million compared to $230.5 million at December 31, 2004. The decrease was from $1.6 million in unrealized foreign exchange losses and $0.7 million on the disposal of TES, partially offset by $0.2 million of goodwill arising on increased shareholdings in certain European subsidiaries.

Other assets at March 31, 2005 of $8.1 million were in line with December 31, 2004.

Accounts payable and accrued liabilities and deferred revenue at March 31, 2005 decreased by $7.1 million and $4.4 million, respectively compared to December 31, 2004. Reduced accounts payable and accrued liabilities are primarily due to payment of accrued bonuses. The decrease in deferred revenue is primarily due to settlement of subsidence claims in the United Kingdom during the quarter.

Other liabilities decreased $1.2 million to $12.2 million at March 31, 2005 compared to December 31, 2004 primarily due to payment of accruals associated with the discontinued operations and cash received related to the disposal of the U.S. TPA Business partially offset by additional U.S. TPA Business accruals in the first quarter of 2005.

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly. Proceeds of the loan were principally used to repay $59.7 million promissory notes due to Fairfax with the balance used for working capital purposes.

On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. Proceeds of the loan were used (i) principally to repay debt owed to the Company, which in turn used the funds to repay short-term debt, including $65.0 million borrowed March 31, 2004 by way of a demand promissory note, $25.8 million borrowed under bilateral facilities with Canadian banks, and $10.8 million borrowed from Fairfax, and (ii) to pay fees and expenses related to the transaction, with the balance to be used for working capital purposes.

The loan is for an initial term to March 31, 2005. On written request, CL Canada may extend the term of the loan for two successive six-month periods to March 31, 2006. The Company has extended the term to September 30, 2005 and has paid the associated commitment fee. The loan may be repaid at any time but the facility is permanently reduced by the amount of the repayment.

The loan is unsecured. The main operating companies, their holding companies and Lindsey Morden have guaranteed the obligations of CL Canada under the loan on an unsecured basis. The loan was made pursuant to an agreement dated July 8, 2004. The loan agreement includes covenants and events of default consistent with loans of this type.

In connection with the loan, Fairfax agreed to extend its support of the Company to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

As at March 31, 2005, the Company and its subsidiaries had demand lines of credit in the United Kingdom and Europe totaling $21.8 million. Bank indebtedness as at March 31, 2005 was $1.8 million consisting of drawn lines, net of cash. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by the Company.

Bank indebtedness decreased by $0.1 million during the quarter and cash of $17.7 million at March 31, 2005 decreased $10.6 million as compared to December 31, 2004. Cash provided by investing activities, through business disposals net of business acquisitions, purchases of property and equipment and discontinued operations, was offset by cash used in operating and financing activities. Typically, the majority of the Company's positive cash flow occurs during the fourth quarter of the fiscal year.

Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as at March 31, 2005 was $214.8 million compared to $204.6 million at December 31, 2004. Net debt increased to fund negative operating cash flow.

The Company has contractual obligations to make future payments related to debt and leased premises, automobiles and equipment. Other long-term liabilities are employee future benefits and other liabilities that totaled $2.2 million and $12.2 million, respectively, at March 31, 2005. Other liabilities consist primarily of accrued costs related to the disposal of the U.S. TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries.

Shareholders' equity increased to $71.2 million at March 31, 2005 from $68.2 million at December 31, 2004. The increase was due to the $5.2 million net earnings for the quarter that were partially offset by a negative movement in the currency translation adjustment account of $2.2 million related to unrealized losses on the translation of the assets and liabilities of the Company's foreign operations due to the weakening of the United Kingdom pound relative to the Canadian dollar.

TRANSACTIONS WITH RELATED PARTIES

Fairfax has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

The Company has a management services agreement with Fairfax pursuant to which Fairfax provides the Company with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse the Company for certain costs related to the disposal of the U.S. TPA Business. As at March 31, 2005, $1.8 million is included within other accounts receivable in respect of amounts due from Fairfax for reimbursement of costs.

Fairfax owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended March 31, 2005, the Company made tax installment payments totaling $0.7 million to Fairfax related to 2004 (2004 - $1.1 million related to 2003), and received a refund of $0.1 million in respect of tax overpaid related to 2003. The Company paid a further tax installment of $1.0 million to Fairfax in April 2005, related to 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company and Fairfax have agreed to reimburse a customer of the U.S. TPA Business for reasonable costs and expenses incurred, including indemnifying the customer for stolen or lost fiduciary monies and the costs of a new third party claims administrator. This agreement is triggered by the customer's decision to transfer the files from Broadspire to another service provider.

CRITICAL ACCOUNTING ESTIMATES

(i) Goodwill Impairment Testing

The Company evaluates its existing goodwill acquired in prior purchase business combinations for impairment when significant changes in operating expectations occur and at least annually. The Company estimates the fair value of each of its operations using discounted expected future cash flows. The determination of discounted expected future cash flows requires a number of estimates to be made by the Company including estimates about: future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital and growth rate of the Company's various operations.

For the year ended December 31, 2004, the Company's evaluation of goodwill indicated that the fair value of the United Kingdom operations was sensitive to the Company's projections of future cash flow and to changes in the cost of capital and growth rate in determining if goodwill impairment was required. Failure of the United Kingdom operations to meet its earnings and cash flow forecasts for 2005 and future years could result in an impairment of goodwill of the Company.

During the first quarter 2005, the Company did not update its 2004 annual goodwill impairment analysis as no events or changes in circumstances arose indicating a possible impairment of goodwill.

(ii) Errors and Omissions Provision

Included in the net loss on disposal of the U.S. TPA Business is a $6.5 million provision for expected future errors and omissions costs and insurance premiums. Errors and omissions costs are expected future expenses related to errors and omissions claims, fines and penalties and performance guarantees and are in addition to existing accruals for reported errors and omissions matters.

In determining the expected future errors and omissions costs, the Company reviewed actual errors and omissions costs incurred for the most recent calendar year and considered the impact of qualitative factors such as: expected unreported claims at March 31, 2005; non-renewed contracts; employee turnover; and, the disposal of the U.S. TPA Business. The Company established a range of expected future costs and established the provision based on its best estimate.

The Company's policy is to maintain errors and omissions insurance coverage for all of its operations and the disposal agreement with Broadspire requires CL US to maintain errors and omissions coverage for the U.S. TPA Business for a period of time. In determining the expected future errors and omissions insurance premium provision, the Company established likely insurance premiums for future renewal terms for the entire company and allocated declining portions of the premium to the U.S. TPA Business based on expected future claims experience.

Using the lower and upper ends of the range for the expected future errors and omissions costs and insurance premiums would result in provisions of $6.5 million and $7.9 million, respectively. Actual future errors and omissions costs and insurance premiums incurred respecting the U.S.TPA Business may be significantly different from the estimated amounts and may have a material impact on the financial statements. These provisions will be adjusted based on actual experience.

(iii) Excess Office Space Lease Provision

The disposal of the U.S.TPA Business and related employee moves has resulted in vacant office space. In determining the $6.3 million excess office space lease provision, the Company analyzed expected vacant office space and made an estimate of potential sub-lease recoveries. If the Company or its subsidiaries were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $7.0 million.

(iv) Valuation of Future Tax Assets

The Company recognizes future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events effecting taxable income. The Company has significant future income tax assets in the United States and Canada against which it has recorded a full valuation allowance. If circumstances change regarding the projected profitability of the United States and Canadian operations, the valuation allowance could be reduced resulting in a future income tax recovery. The Company re-evaluates its future income taxes on a regular basis.



CONSOLIDATED BALANCE SHEETS

($000s)

As at	**March 31, 2005**	December 31, 2004
	(Unaudited)	
ASSETS		
Current		
Cash	**17,745**	28,368
Accounts receivable, net	**81,955**	80,517
Claims in process	**57,135**	54,927
Prepaid expenses	**7,521**	6,777
Income taxes recoverable	**295**	329
Total current assets	**164,651**	170,918
Property and equipment, net	**15,259**	15,975
Goodwill	**228,426**	230,494
Future income taxes	**2,719**	2,725
Other assets	**8,058**	8,143
	419,113	428,255
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 5)*	**1,764**	1,861
Other loans *(note 6)*	**105,000**	105,000
Accounts payable and accrued liabilities	**65,651**	72,785
Income taxes payable	**7,263**	5,598
Current portion of long-term debt	**194**	251
Deferred revenue	**25,111**	29,532
Future income taxes	**2,919**	2,933
Total current liabilities	**207,902**	217,960
Long-term debt	**125,546**	125,872
Employee future benefits	**2,241**	2,902
Other liabilities	**12,180**	13,366
Total liabilities	**347,869**	360,100
Shareholders' equity *(note 2)*	**71,244**	68,155
	419,113	428,255

Contingencies and commitments *(note 4)*

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

($000s except per share amounts)

For the three months ended March 31	**2005**	2004
Revenue	**109,029**	103,590
Cost and expenses		
Cost of service	**80,910**	79,910
Selling, general and administration	**17,259**	18,942
Interest	**4,952**	4,259
Gain on disposal *(note 9)*	**(2,946)**	—
	100,175	103,111
Earnings before income taxes	**8,854**	479
Provision for income taxes	**3,642**	1,994
Net earnings (loss) from continuing operations	**5,212**	(1,515)
Net loss from discontinued operations, net of income tax recovery of $nil (2004: $nil) (note 8)	**—**	(3,843)
Net loss on disposal, net of tax of $nil (note 8)	**—**	(19,731)
Reimbursement for costs (notes 4 and 8)	**—**	4,000
Net earnings (loss) for the period	**5,212**	(21,089)
Earnings (loss) per share		
Basic and diluted net earnings (loss) per share from continuing operations	**0.37**	(0.11)
Basic and diluted net earnings (loss) per share	**0.37**	(1.53)

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s)

For the three months ended March 31	**2005**	2004
Deficit, beginning of period	**(59,107)**	(38,342)
Net earnings (loss) for the period	**5,212**	(21,089)
Deficit, end of period	**(53,895)**	(59,431)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($000s)

For the three months ended March 31	**2005**	2004
OPERATING ACTIVITIES		
Net earnings (loss) from continuing operations	**5,212**	(1,515)
Add (deduct) items not affecting cash		
Depreciation	**1,350**	1,481
Future income taxes	**(7)**	(25)
Gain on disposal *(note 9)*	**(2,946)**	—
Others	**81**	443
	3,690	384
Changes in non-cash working capital balances related to operations		
Accounts receivable	**(3,383)**	(7,036)
Claims in process	**(2,993)**	1,579
Prepaid expenses	**(832)**	(1,737)
Income taxes recoverable	**2,232**	774
Accounts payable and accrued liabilities	**(10,766)**	(9,027)
Pension and other liabilities	**(367)**	(875)
Discontinued operations	**45**	(9,078)
Cash used in operating activities	**(12,374)**	(25,016)
INVESTING ACTIVITIES		
Business acquisitions including payment of deferred proceeds	**(449)**	(108)
Business disposals *(note 9)*	**4,194**	—
Purchase of property and equipment	**(884)**	(1,352)
Other assets	**2**	8
Discontinued operations *(note 8)*	**(816)**	(29,845)
Cash provided by (used in) investing activities	**2,047**	(31,297)
FINANCING ACTIVITIES		
Bank indebtedness	**(97)**	1,316
Issuance of promissory notes, net *(note 6)*	**—**	45,793
Cash provided by (used in) financing activities	**(97)**	47,109
Effect of exchange rate changes on cash	**(199)**	760
Net decrease in cash during the period	**(10,623)**	(8,444)
Cash, beginning of period	**28,368**	18,649
Cash, end of period	**17,745**	10,205
SUPPLEMENTAL INFORMATION		
Cash interest paid	**3,089**	2,016
Cash taxes paid	**1,418**	1,305

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

Three months ended March 31, 2005 and 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements for the year ended December 31, 2004. In management's opinion they include all disclosures necessary for the fair presentation of the Company's interim results.

Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the March 31, 2005 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**March 31, 2005**	December 31, 2004
	(Unaudited)	
Share capital	**137,518**	137,518
Contributed surplus	**1,300**	1,300
Employee share purchase loans	**(2,618)**	(2,610)
Currency translation adjustment	**(11,061)**	(8,946)
Deficit	**(53,895)**	(59,107)
	71,244	68,155

As at March 31, 2005, the Company has loaned $2,618 to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of these loans are due on demand and bear no interest. As collateral, the employees have pledged 292,000 subordinate voting shares of the Company. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

Three months ended March 31, 2005 and 2004

3. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended March 31, 2005						
	Canada	**United States**	**United Kingdom**	**Europe**	**International**	**Corporate**	**Consolidated**
Revenue	**12,997**	**13,757**	**49,372**	**16,480**	**16,423**	**—**	**109,029**
Operating earnings (loss) [1]	**354**	**405**	**4,299**	**507**	**7,135**	**(1,840)**	**10,860**
Interest income (expense)	**16**	**(31)**	**(5)**	**(132)**	**(108)**	**(4,692)**	**(4,952)**
Gain on disposal	**—**	**—**	**—**	**2,946** [2]	**—**	**—**	**2,946**
Income tax recovery (expense)	**(155)**	**—**	**(1,174)**	**(167)**	**(2,301)**	**155** [3]	**(3,642)**
Net earnings (loss)	**215**	**374**	**3,120**	**3,154**	**4,726**	**(6,377)**	**5,212**
Depreciation expense	**90**	**88**	**803**	**197**	**172**	**—**	**1,350**
Property and equipment additions	**86**	**9**	**530**	**95**	**144**	**—**	**864**
Goodwill additions	**—**	**—**	**—**	**214**	**—**	**—**	**214**
Goodwill	**7,534**	**15,284**	**177,776**	**22,355**	**5,477**	**—**	**228,426**
Identifiable assets	**27,539**	**34,680**	**252,236**	**42,514**	**44,887**	**17,257**	**419,113**

	For the three months ended March 31, 2004						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	11,217	12,756	48,913	18,175	12,529	—	103,590
Operating earnings (loss) [1]	186	(238)	4,042	1,025	2,371	(2,648)	4,738
Interest income (expense)	(9)	(267)	94	(177)	(104)	(3,796)	(4,259)
Income tax recovery (expense)	(74)	—	(1,185)	(400)	(715)	380 [3]	(1,994)
Net earnings (loss) from continuing operations	103	(505)	2,951	448	1,552	(6,064)	(1,515)
Net loss from discontinued operations, net of tax	—	(23,574)	—	—	—	—	(23,574)
Reimbursement for costs	—	4,000	—	—	—	—	4,000
Net earnings (loss)	103	(20,079)	2,951	448	1,552	(6,064)	(21,089)
Depreciation expense	79	118	844	218	221	1	1,481
Property and equipment additions	77	369	832	80	259	1	1,618
Goodwill additions	—	—	—	144	—	—	144
Goodwill	7,534	15,284	187,692	21,963	5,928	—	238,401
Identifiable assets	25,837	50,416	267,925	44,509	46,891	10,272	445,850

The United Kingdom operations has one customer whose revenue represented 14.6% and 17.6% of the Company's consolidated revenue for the three month periods ended March 31, 2005 and 2004, respectively.

[1] Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[2] The gain on disposal was not taxable.

[3] The Corporate tax recovery is net of a valuation allowance against tax losses.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)
(in $000s except as otherwise indicated)
Three months ended March 31, 2005 and 2004

4. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least March 31, 2006 *(note 6)* in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

The parent company owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended March 31, 2005, the Company made tax installment payments totaling $0.7 million to its parent company related to 2004 (2004 - $1.1 million related to 2003), and received a refund of $0.1 million in respect of tax installments overpaid related to 2003. The Company paid a further tax installment of $1.0 million to its parent company in April 2005, related to 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company has agreed to reimburse the Company for $5.9 million of costs related to the disposal of the United States third party claims administration business *(note 8)* of which $4.0 million was recorded as of March 31, 2004. As at March 31, 2005, $1.8 million is included within other accounts receivable in respect of amounts due from the parent company for reimbursement of costs.

The Company and its parent company have agreed to reimburse a customer of the discontinued United States third party claims administration business of the Company's United States subsidiary for the reasonable costs and expenses incurred including in some instances, costs of a new third party administrator, to transfer files if certain specified events occurred. These events included the disposal of the United States third party claims administration business *(note 8)*. To ensure proper transition of files and customers to Broadspire Services, Inc. ("Broadspire") during 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire. The Company and its parent company have also agreed to indemnify the customer for stolen or lost fiduciary monies. The Company has indemnified its parent company for its obligations under these arrangements.

5. BANK INDEBTEDNESS

As at March 31, 2005, the Company and its subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€4.5 million) totaling $21.8 million.

6. OTHER LOANS

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly.

On July 12, 2004, a subsidiary of the Company borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. The loan is for an initial term to March 31, 2005 and may be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were principally used to repay short-term debt, including debt owing under promissory notes, committed credit facilities, and to the parent company. The Company has extended the term to September 30, 2005 and has paid the associated commitment fee.

The per annum interest rate on the facility is the Canadian bank prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. The borrowing subsidiary paid an initial commitment fee of $1.0 million in respect of the loan and, for each six-month extension utilized, an additional commitment fee of 1% of the amount of the loan being extended would be payable. The Company as well as several of the Company's subsidiaries have guaranteed the loan. The fair value of other loans approximates its carrying value.

(in $000s except as otherwise indicated)

7. SEASONALITY OF BUSINESS

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, the Company's revenue is spread evenly throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. The Company seeks to mitigate the seasonal demand for its services by offering such services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

8. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of certain assets and liabilities of its United States third party claims administration business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI"), to Broadspire Services Inc. ("Broadspire"). Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million).

In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal to the Company of $4.8 million (U.S.$3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable.

Additional information related to the discontinued operations is as follows:

Statements of Loss

For the three months ended March 31	**2005**	2004
Revenue	—	14,984
Loss before income taxes prior to disposal date	—	(3,843)
Income tax (recovery) expense	—	—
Net loss from discontinued operations prior to disposal date	—	(3,843)
Net loss on disposal	—	(19,731)
Reimbursement for costs *(note 4)*	—	4,000
	—	(19,574)

The $19.7 million net loss on disposal disclosed in the first quarter 2004 financial statements consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries.

The $24.6 million net loss on disposal disclosed in the 2004 annual financial statements consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, $3.0 million (U.S.$2.3 million) for other run-off costs.

The net loss on disposal in the 2004 annual financial statements differs from the estimate included in the Company's first and second quarter 2004 financial statements as a result of higher than expected future errors and omissions costs and insurance premiums incurred and previously unanticipated other run-off costs.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)
(in $000s except as otherwise indicated)
Three months ended March 31, 2005 and 2004

The net loss on disposal of the United States third party claims administration business requires management estimates which are subject to significant measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums and the estimation of excess office lease payments, net of anticipated sublet recoveries.

Using the lower and upper ends of the range for expected future errors and omissions costs and insurance premiums would result in provisions of $6.5 million and $7.9 million, respectively, related to the United States third party claims administration business. The $6.3 million estimate of excess office space lease payments depends on an estimate of future new sublet recoveries. If the Company were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $7.0 million (U.S.$5.7 million). The $3.0 million provision for other run-off costs primarily relates to employee and certain other transition costs associated with the disposal.

Given that the significant estimates noted above are based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the provisions recognized.

9. ACQUISITIONS AND DISPOSALS

On March 31, 2005, the Company disposed of Cunningham Lindsey TES BV ("TES") for net proceeds of $4.2 million (€2.6 million) resulting in a gain of $2.9 million (€1.8 million) which was not taxable. The results of TES have been excluded from the financial statements of the Company since the effective sale date March 1, 2005. Prior period operating results have not been accounted for as discontinued operations.

On April 1, 2005, the Company acquired the net assets of Axis USA, a well-established high-end specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, the Company added 17 employees and 2 offices to Cunningham Lindsey International Limited's operations.

SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims appraisal training courses through Vale National Training Center in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at March 31, 2005 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting shares is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of thirty consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM.SV".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at (416) 596-8020.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com